SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

DAKOTA GROWERS PASTA COMPANY, INC.

(Name of Subject Company (Issuer))

DAKOTA GROWERS PASTA COMPANY, INC.

(Name of Filing Persons (Issuer))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

23422P 10 6

(CUSIP Number of Class of Securities)

Timothy J. Dodd	With a Copy to:
President and Chief Executive Officer	Ronald D. McFall, Esq.
Dakota Growers Pasta Company, Inc.	Lindquist & Vennum P.L.L.P.
One Pasta Avenue	4200 IDS Center
Carrington, North Dakota 58421	80 South 8th Street
(701) 652-2855	Minneapolis, Minnesota 55402
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))	(612) 371-3211

CALCULATION OF FILING FEE:

Transaction Value(1)	Amount of Filing Fee(2)
$39,200,000	$1,203.44

(1)          Solely for purposes of calculating the Filing Fee pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction value was calculated assuming that 3,920,000 shares of common stock, par value $0.01 are purchased at the tender offer price of $10.00 per share in cash.

(2)          The filing fee, calculated in accordance with Rule 0-11, is $30.70 per million of the aggregate transaction value.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO relates to the offer by Dakota Growers Pasta Company, Inc., a North Dakota corporation (the “Company”), to purchase up to 3,920,000 shares of the Company’s common stock, $0.01 par value per share, including the associated rights to purchase Series E preferred shares issued under the Amended and Restated Share Rights Agreement, dated as of April 19, 2002, by and among the Company (formerly Dakota Growers Restructuring Company, Inc.) and Wells Fargo Bank Minnesota, National Association, as Rights Agent, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price per share of $10.00, net to the seller in cash without interest thereon.

The Company’s offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated              , 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information contained in the Offer to Purchase is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The following section of the Offer to Purchase is incorporated herein by reference:

•        Summary Term Sheet

Item 2. Subject Company Information.

The following sections of the Offer to Purchase is incorporated herein by reference:

•        Introduction;

•        The Offer—Section 7, Price Range of Our Shares; Dividends; and

•        The Offer—Section 9, Certain Information Concerning Us.

Item 3. Identity and Background of Filing Person.

Dakota Growers Pasta Company, Inc. is the filing person and the subject company. The following table names each person specified in Instruction C to Schedule TO. Each filing person’s business address is One Pasta Avenue, Carrington, North Dakota 58421, and each filing person’s business telephone number is (701) 652-2855.

Name*	Position
Timothy J. Dodd	President and Chief Executive Officer
Edward O. Irion	Chief Financial Officer
John S. Dalrymple III	Director
Allyn K. Hart	Director
Roger A. Kenner	Director
James F. Link	Director
Eugene J. Nicholas	Director
John D. Rice, Jr.	Director
Jeffrey O. Topp	Director
Curtis R. Trulson	Director
Michael E. Warner	Director
Michael Tokarz	Director
MVC Capital, Inc.	Shareholder

*                    It is expected that concurrent with the sale of the Company’s Series F nonvoting convertible preferred stock to MVC Capital, Inc. and sale of common stock to La Bella Holdings LLC, Richard Thompson will be appointed to the Company’s Board of Directors, as more fully disclosed in the following section of the Offer to Purchase:

•       The Offer—Section 2, Purpose of the Offer; Certain Effects of the Offer—Composition of Our Board of Directors Following the Contemplated Transactions

In addition, the following sections of the Offer to Purchase are incorporated herein by reference:

•        The Offer—Section 9, Certain Information Concerning Us; and

•        The Offer—Section 10, Information About Our Shares; Interests of Directors and Officers; Transactions and Arrangements Concerning Our Shares.

Item 4. Terms of the Transaction.

The following sections of the Offer to Purchase are incorporated herein by reference:

•        Introduction;

•        The Offer—Section 1, Number of Shares; Proration;

•        The Offer—Section 2, Purpose of the Offer; Certain Effects of the Offer;

•        The Offer—Section 3, Procedures for Tendering Shares;

•        The Offer—Section 4, Withdrawal Rights;

•        The Offer—Section 5, Acceptance For Payment and Payment For Shares;

•        The Offer—Section 10, Information About Our Shares; Interests of Directors and Officers; Transactions and Arrangements Concerning Our Shares;

•        The Offer—Section 13, Certain U.S. Federal Income Tax Consequences; and

•        The Offer—Section 14, Extension of the Offer; Termination; Amendment.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The following sections of the Offer to Purchase are incorporated herein by reference:

•        The Offer—Section 2, Purpose of the Offer; Certain Effects of the Offer; and

•        The Offer—Section 10, Information About Our Shares; Interests of Directors and Officers; Transactions and Arrangements Concerning Our Shares.

Item 6. Purposes of the Transaction and Plans or Proposals.

The following section of the Offer to Purchase is incorporated herein by reference:

•        The Offer—Section 2, Purpose of the Offer; Certain Effects of the Offer.

Item 7. Source and Amount of Funds or Other Consideration.

The following sections of the Offer to Purchase are incorporated herein by reference:

•        The Offer—Section 6, Certain Conditions of the Offer;

•        The Offer—Section 8, Source and Amount of Funds; and

•        The Offer—Section 15, Fees and Expenses.

Item 8. Interest in Securities of the Subject Company.

The following section of the Offer to Purchase is incorporated herein by reference:

•        The Offer—Section 10, Information About Our Shares; Interests of Directors and Officers; Transactions and Arrangements Concerning Our Shares.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)  Solicitations or Recommendations.

The following section of the Offer to Purchase is incorporated herein by reference:

•        The Offer—Section 15, Fees and Expenses.

(b) Employees and corporate assets.

None.

Item 10. Financial Statements.

A.   (1) The following information is incorporated herein by reference:

•        The information set forth in Part II, Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2006;  and

•        The following sections of the Offer to Purchase pursuant to Instruction 3 to Item 10 of Schedule TO:

•       The Offer—Section 9, Certain Information Concerning Us;

•       The Offer—Section 9, Certain Information Concerning Us—Certain Financial Information; and

•       The Offer—Section 9, Certain Information Concerning Us—Available Information.

(2) The following information is incorporated herein by reference:

•        The information set forth in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the period ended October 31, 2006; and

•        The following sections of the Offer to Purchase pursuant to Instruction 3 to Item 10 of Schedule TO:

•       The Offer—Section 9, Certain Information Concerning Us;

•       The Offer—Section 9, Certain Information Concerning Us—Certain Financial Information; and

•       The Offer—Section 9, Certain Information Concerning Us—Available Information.

B.   The following sections of the Offer to Purchase are incorporated herein by reference pursuant to Instruction 3 to Item 10 of Schedule TO:

•        The Offer—Section 9, Certain Information Concerning Us; and

•        The Offer—Section 9, Certain Information Concerning Us—Certain Financial Information.

Item 11. Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings. The following sections of the Offer to Purchase are incorporated herein by reference:

•        Section 6—The Offer—Certain Conditions of the Offer;

•        Section 10—Certain Information Concerning Us;

•        Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares; and

•        Section 13—Certain Legal Matters; Regulatory Approvals.

(b) Other Material Information. The information set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

The list of the exhibits to be filed as part of this Schedule TO is set forth in the Exhibit Index, which immediately precedes the exhibits and is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2007	DAKOTA GROWERS PASTA COMPANY, INC.
/s/ TIMOTHY J. DODD
TIMOTHY J. DODD
PRESIDENT AND CHIEF EXECUTIVE OFFICER

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Form of Offer to Purchase dated , 2007.
(a)(1)(B)

Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release issued by Dakota Growers Pasta Company, Inc. on January 5, 2007.(1)*
(a)(5)(B)	Form of Letter to Stockholders of Dakota Growers Pasta Company, Inc., dated , 2007, from Timothy J. Dodd, President and Chief Executive Officer of Dakota Growers Pasta Company, Inc.*
(a)(5)(C)	Press Release issued by Dakota Growers Pasta Company, Inc. on March 2, 2007.*
(b)(1)	Multiple Advance Term Loan Supplement, Loan No. RIE539T07 between CoBank ACB and Dakota Growers Pasta Company, Inc. dated February 14, 2007.(2)
(b)(2)	Multiple Advance Term Loan Supplement, Loan No. RIE539T06A between CoBank ACB and Dakota Growers Pasta Company, Inc. dated February 14, 2007.(3)
(b)(3)	Amendment to Master Loan Agreement between CoBank, ACB and Dakota Growers Pasta Company, Inc. dated February 14, 2007.(4)
(d)(1)	Stock Purchase Agreement, dated as of February 9, 2007, by and among Dakota Growers Pasta Company, Inc., MVC Capital, Inc., and La Bella Holdings, LLC(5)
(d)(2)	Certificate of Designation for Series F Convertible Preferred Stock.(6)
(g)	Not applicable.
(h)	Not applicable.

*                    Previously filed.

(1)          Incorporated by reference to Exhibit 99.1 to Schedule TO-C filed January 5, 2007.

(2)          Incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K dated February 9, 2007 (the “February Form 8-K”).

(3)          Incorporated by reference to Exhibit 10.3 to the February Form 8-K.

(4)          Incorporated by reference to Exhibit 10.4 to the February Form 8-K.

(5)          Incorporated by reference to Exhibit 10.1 to the February Form 8-K.

(6)          Incorporated by reference to Exhibit 3.1 to the February Form 8-K.